_______________________________________________________________________________________________________________________________________

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
FEBRUARY 28, 2015

(Unaudited - Expressed in Canadian Dollars)

_______________________________________________________________________________________________________________________________________

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's auditors have not performed a review of these condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

	Notes	February 28, 2015 $	August 31, 2014 $
ASSETS
Current assets
Cash		3,505,739	6,136,271
Amounts receivable		23,952	4,582
GST/VAT receivables		43,197	117,813
Prepaids		119,394	76,294
Total current assets		3,692,282	6,334,960
Non-current assets
Investments	4	37,569	39,018
Property, plant and equipment	5	79,928	103,075
Exploration and evaluation assets	6	12,115,033	10,866,653
Bond deposit		31,886	31,865
Total non-current assets		12,264,416	11,040,611
TOTAL ASSETS		15,956,698	17,375,571
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		290,625	931,838
TOTAL LIABILITIES		290,625	931,838
SHAREHOLDERS' EQUITY
Share capital	7	25,910,384	25,910,384
Share-based payments reserve		9,174,090	9,122,790
Deficit		(19,303,543)	(18,476,032)
Accumulated other comprehensive loss		(114,858)	(113,409)
TOTAL SHAREHOLDERS' EQUITY		15,666,073	16,443,733
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		15,956,698	17,375,571

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on April 10, 2015 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

		Three Months Ended		Six Months Ended
	Note	February 28, 2015 $	February 28, 2014 $	February 28, 2015 $	February 28, 2014 $
Expenses
Accounting and administration	8(b)(ii)	30,856	42,167	65,862	76,639
Audit		5,938	-	40,938	51,117
Corporate development		8,528	20,947	14,031	75,208
Depreciation	5	11,510	13,588	23,147	27,079
General exploration		4,341	10,297	10,196	18,679
Insurance		24,312	38,666	63,310	55,679
Legal		38,957	78,390	84,447	222,813
Management fees	8(a)	45,000	40,500	90,000	81,000
Office		32,344	22,358	41,092	52,667
Professional fees	8	111,788	153,925	226,429	260,844
Regulatory fees		15,010	14,257	36,348	36,904
Rent		9,890	11,044	19,923	25,344
Salaries and benefits		9,950	108,785	15,190	178,463
Shareholder costs		3,740	3,582	3,740	5,376
Share-based compensation	7(d)	-	28,000	51,300	143,200
Transfer agent		3,833	3,791	7,992	6,429
Travel		38,277	47,760	58,053	87,440
		394,274	638,057	851,998	1,404,881
Loss before other items		(394,274)	(638,057)	(851,998)	(1,404,881)
Other items
Impairment of exploration and evaluation assets	6	(7,154)	-	(7,154)	(6,599)
Interest income		11,759	17,062	29,010	34,861
Foreign exchange		3,886	(1,905)	2,631	(2,188)
		8,491	15,157	24,487	26,074
Net loss for the period		(385,783)	(622,900)	(827,511)	(1,378,807)
Other comprehensive gain (loss)		219	3,014	(1,449)	(8,993)
Comprehensive loss for the period		(385,564)	(619,886)	(828,960)	(1,387,800)
Basic and diluted loss per common share		(0.01)	(0.01)	(0.01)	(0.02)
Weighted average number of common shares outstanding		66,141,922	61,652,534	66,141,922	61,256,758

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

	Six Months Ended February 28, 2015
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733
Share-based compensation on share options	-	-	51,300	-	-	51,300
Unrealized loss on investments	-	-	-	-	(1,449)	(1,449)
Net loss for the period	-	-	-	(827,511)	-	(827,511)
Balance at February 28, 2015	66,141,922	25,910,384	9,174,090	(19,303,543)	(114,858)	15,666,073

	Six Months Ended February 28, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861
Common shares issued for:
Cash - private placement	3,875,863	4,263,449	-	-	-	4,263,449
Cash - exercise of share options	50,000	38,000	-	-	-	38,000
Exploration and evaluation assets	50,000	51,500	-	-	-	51,500
Share issue costs	-	(425,101)	-	-	-	(425,101)
Share-based compensation on share options	-	-	143,200	-	-	143,200
Share-based compensation on finder's option	-	-	124,800	-	-	124,800
Share-based compensation on finders' warrants			10,072	-	-	10,072
Transfer on exercise of share options		27,000	(27,000)	-	-	-
Unrealized loss on investment	-	-	-	-	(8,993)	(8,993)
Net loss for the period	-	-	-	(1,378,807)	-	(1,378,807)
Balance at February 28, 2014	64,826,845	24,254,650	9,307,174	(17,412,831)	(120,012)	16,028,981

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

	Six Months Ended
	February 28, 2015 $	February 28 2014 $
Operating activities
Net loss for the period	(827,511)	(1,378,807)
Adjustments for:
Depreciation	23,147	27,079
Share-based compensation	51,300	143,200
Impairment of exploration and evaluation assets	7,154	6,599
	(745,910)	(1,201,929)
Changes in non-cash working capital items:
Increase in amounts receivable	(19,370)	(2,457)
Decrease (increase) in GST/VAT receivables	74,616	(2,752)
Increase in prepaids	(43,100)	(101,610)
Increase (decrease)in accounts payable and accrued liabilities	53,532	(29,424)
	65,678	(136,243)
Net cash used in operating activities	(680,232)	(1,338,172)
Investing activities
Additions to exploration and evaluation assets	(1,950,279)	(803,647)
Additions to property, plant and equipment	-	(6,555)
Increase in bond deposit	(21)	(125)
Net cash used in investing activities	(1,950,300)	(810,327)
Financing activities
Issuance of common shares	-	4,301,449
Share issue costs	-	(290,229)
Net cash provided by financing activities	-	4,011,220
Net change in cash	(2,630,532)	1,862,721
Cash at beginning of period	6,136,271	5,601,492
Cash at end of period	3,505,739	7,464,213

Supplemental cash flow information - see Note 11

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

1.	Nature of Operations

Tasman Metals Ltd. ("Tasman" or the "Company") was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company's common shares are listed and traded on the TSX Venture Exchange ("TSXV") under the symbol "TSM" and on the New York Stock Exchange Market ("NYSE MKT"), under the symbol "TAS".  The Company's head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at February 28, 2015 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

As at February 28, 2015 the Company had working capital of $3,401,657.  These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company's ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company's operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company's consolidated financial statements for the year ended August 31, 2014.

Basis of Measurement

The Company's consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

2.	Basis of Preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

3.	Summary of Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as at August 31, 2014.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2014.

4.	Investments
	February 28, 2015
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Hannans Reward Limited ("Hannans")	2,647,059	135,824	(109,974)	25,850
Thomson Resources Ltd. ("Thomson")	600,000	16,603	(4,884)	11,719
		152,427	(114,858)	37,569

	August 31, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Hannans	2,647,059	135,824	(108,977)	26,847
Thomson	600,000	16,603	(4,432)	12,171
		152,427	(113,409)	39,018

The carrying values of the investments were determined using quoted market values.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

5.            Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Additions	-	-	6,555	-	6,555
Disposals	-	-	-	(44,168)	(44,168)
Balance at August 31, 2014 and February 28, 2015	18,032	19,767	104,636	90,307	232,742
Accumulated Depreciation:
Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)
Depreciation	(3,500)	(3,833)	(20,888)	(26,414)	(54,635)
Disposals	-	-	-	19,838	19,838
Balance at August 31, 2014	(12,042)	(10,876)	(54,975)	(51,774)	(129,667)
Depreciation	(1,750)	(1,917)	(10,681)	(8,799)	(23,147)
Balance at February 28, 2015	(13,792)	(12,793)	(65,656)	(60,573)	(152,814)
Carrying Value:
Balance at August 31, 2014	5,990	8,891	49,661	38,533	103,075
Balance at February 28, 2015	4,240	6,974	38,980	29,734	79,928

6.	Exploration and Evaluation Assets

	February 28, 2015
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	94,877	11,090,340	11,185,217
Olserum	143,357	570,076	713,433
Other	38,701	4,130	42,831
Other Properties	122,752	50,800	173,552
	399,687	11,715,346	12,115,033

	August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	9,889,283	9,982,080
Olserum	143,357	568,594	711,951
Other	15,960	4,758	20,718
Other Properties	112,853	39,051	151,904
	364,967	10,501,686	10,866,653

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________
6.            Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2013	7,202,949	613,182	64,948	2,860	7,883,939
Exploration costs
Consulting	532,787	72,570	-	33,436	638,793
Database	2,424	-	-	191	2,615
Exploration site	8,490	1,069	-	265	9,824
Geochemical	94,079	3,723	-	4,192	101,994
Geological	156,299	-	-	-	156,299
Maps	1,442	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	429,895
Technical report	1,364,575	-	-	-	1,364,575
Salaries	29,188	-	-	-	29,188
Surface rights	76,364	-	-	-	76,364
Travel	13,836	2,896	-	76	16,808
	2,709,379	80,258	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	16,353	51,696
Issuance of common shares	52,920	-	-	51,500	104,420
Acquisition	-	-	-	45,000	45,000
	69,752	18,511	-	112,853	201,116
Impairment	-	-	(44,230)	(2,406)	(46,636)
Balance at August 31, 2014	9,982,080	711,951	20,718	151,904	10,866,653
Exploration costs
Consulting	186,521	-	-	3,142	189,663
Drilling	105,744	-	-	-	105,744
Exploration site	322	607	-	-	929
Geochemical	32,325	-	-	2,555	34,880
Geological	43,965	-	-	-	43,965
Maps	-	-	-	3,974	3,974
Technical report	754,042	-	-	-	754,042
Salaries	22,803	875	-	2,078	25,756
Surface rights	53,339	-	-	-	53,339
Travel	1,996	-	-	-	1,996
	1,201,057	1,482	-	11,749	1,214,288
Acquisition costs			-
Mining rights	2,080	-	29,267	9,899	41,246
Impairment	-	-	(7,154)	-	(7,154)
Balance at February 28, 2015	11,185,217	713,433	42,831	173,552	12,115,033

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________
6.            Exploration and Evaluation Assets (continued)

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

During fiscal 2014 the Company issued 36,000 common shares at a fair value of $52,920 to acquire certain surface access rights to the Norra Kärr property.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for total consideration of 37,746 common shares of the Company issued at a fair value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum property.

Other

During the six months ended February 28, 2015 the Company relinquished certain exploration claims and recorded an impairment charge of $7,154 (fiscal 2014 - $44,230) to exploration and evaluation assets.

As at February 28, 2015 the Company has 10 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans subsequently earned a 75% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the "Iron Ore Claims") in Sweden.  Hannans may earn a further 15% interest in the Iron Ore Claims by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including minimum expenditures of AUS $100,000 per annum.  Hannans has met its annual expenditure commitment as at February 28, 2015.

(ii)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. ("Tumi") and acquired a 100% interest in seven exploration licenses (the "Tungsten Projects") located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors.

(iii)	Other

During fiscal 2014 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $2,406 to exploration and evaluation assets.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________
7.	Share Capital

(a)            Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

(i)	No equity financings were conducted by the Company during the six months ended February 28, 2015.

(ii)	During fiscal 2014 the Company completed a private placement in two tranches as follows:

•
In February 2014 the Company completed the first tranche of a private placement of 3,875,863 units at a price of $1.10 per unit for gross proceeds of $4,263,449.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before February 11, 2017.  The Company paid a finders' fee of $168,735 cash and issued finders' warrants which entitles the holder to purchase 15,495 common shares at a price of $1.50 per share on or before February 11, 2017.  The fair value of the finders' warrants, estimated using the Black-Scholes option pricing model, is $10,072.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.  The Company also issued 192,000 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $124,800.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

•
In March 2014 the Company completed the final tranche of its private placement and issued 1,044,077 units as a price of $1.10 per unit for gross proceeds of $1,148,485.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before March 31, 2017.  The Company paid a finder's fee of $80,009 cash and issued 103,907 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $93,516.  The assumptions used were: a risk-free interest rate of 1.26%; an estimated volatility of 87%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $166,540 for legal and filing fees associated with this private placement.

Directors and officers of the Company purchased 83,000 units of this private placement.

See also Notes 6(a) and 6(b)(ii).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________
7.	Share Capital (continued)

(c)	Compensation Options

A summary of the Company's compensation options at February 28, 2015 and 2014 and the changes for the six months ended on those dates is presented below:

	2015		2014
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning and end of period	295,907	1.10	-	-

The following table summarizes information about the compensation options outstanding and exercisable at February 28, 2015:

Number Outstanding	Exercise Price $	Expiry Date
192,000	1.10	February 11, 2017
103,907	1.10	March 31, 2017
295,907

(d)	Warrants

A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at February 28, 2015 and 2014, and the changes for the six months ended on those dates is as follows:

	2015		2014
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	4,935,435	1.50	2,090,667	1.85
Issued			3,891,358	1.50
Expired	-	-	(2,090,667)	1.85
Balance, end of period	4,935,435	1.50	3,891,358	1.50

The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at February 28, 2015:

Number Outstanding	Exercise Price $	Expiry Date
3,891,358	1.50	February 11, 2017
1,044,077	1.50	March 31, 2017
4,935,435

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

7.	Share Capital (continued)

(e)                 Share Option Plan

The Company has established a rolling share option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the six months ended February 28, 2015 the Company granted 135,000 (2014 - 260,000) share options and recorded compensation expense of $51,300 (2014 - $143,200).

The fair value of share options granted and/or vested during the six months ended February 28, 2015 and 2014 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2015	2014
Risk-free interest rate	1.22%	1.39% - 1.46%
Estimated volatility	82%	88% - 96%
Expected life	3 years	3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested during the six months ended February 28, 2015 was $0.38 (2014 - $0.55) per option.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's share options.

A summary of the Company's share options at February 28, 2015 and 2014 and the changes for the six months ended on those dates is presented below:

	2015		2014
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	2,535,000	1.92	3,781,500	2.01
Granted	135,000	0.60	260,000	0.76
Exercised	-	-	(50,000)	0.76
Expired	(1,820,000)	2.18	(1,011,500)	1.91
Balance, end of period	850,000	1.13	2,980,000	1.96

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

7.            Share Capital (continued)
The following table summarizes information about the share options outstanding and exercisable at February 28, 2015:

Number Outstanding	Exercise Price $	Expiry Date
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
135,000	0.60	October 7, 2017
850,000

(f)            Escrow Shares

As at February 28, 2015, 61,160 common shares are held in escrow.

8.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the six months ended February 28, 2015 and 2014 the following amounts were incurred with respect to the Company's executive officers, comprising the President, former Vice-President of Corporate Development ("VPCD") and Chief Financial Officer ("CFO"):

	2015 $	2014 $
Management fees	90,000	81,000
Professional fees	62,500	63,000
	152,500	144,000

As at February 28, 2015, $60,000 (2014 - $7,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President which provides that, in the event the President's services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $15,000 per month, is payable.  If the termination had occurred on February 28, 2015 the amount payable under the agreement would be $360,000.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

8.	Related Party Disclosures (continued)

(b)            Transactions with Other Related Parties

(i)	During the six months ended February 28, 2015 and 2014 the following amounts were incurred with respect to the Company's non-management directors of the Company:

	2015 $	2014 $
Professional fees	60,000	63,000

As at February 28, 2015, $22,500 (2014 - $51,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)	During the six months ended February 28, 2015 the Company incurred a total of $32,200 (2014 - $37,500) to Chase Management Ltd. ("Chase"), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $2,010 (2014 - $2,010) for rent. As at February 28, 2015, $3,635 (2014 - $4,335) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)	During the six months ended February 28, 2015 the Company incurred $10,840 (2014 - $12,570) for shared administration costs with public companies with common directors and officers. As at February 28, 2015, $2,538 (2014 - $2,500) of the amount remained unpaid and has been included in accounts payable and accrued liabilities

(d)	During the six months ended February 28, 2015 the Company recorded a recovery of $12,700 (2014 - $28,229) for shared office personnel and costs from public companies with common directors and officers. As at February 28, 2015, $1,934 (2014 - $7,769) of the amount remained outstanding and has been included in amounts receivable.

(e)	See also Notes 6(b)(ii).

9.                   Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company's total assets are segmented geographically as follows:

	February 28, 2015
	Canada $	Scandinavia $	Total $
Current assets	3,420,853	271,429	3,692,282
Investments	37,569	-	37,569
Property, plant and equipment	-	79,928	79,928
Exploration and evaluation assets	-	12,115,033	12,115,033
Bond deposit	-	31,886	31,886
	3,458,422	12,498,276	15,956,698

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

9.            Segmented Information (continued)

	August 31, 2014
	Canada $	Scandinavia $	Total $
Current assets	5,945,775	389,185	6,334,960
Investments	39,018	-	39,018
Property, plant and equipment	-	103,075	103,075
Exploration and evaluation assets	-	10,866,653	10,866,653
Bond deposit	-	31,865	31,865
	5,984,793	11,390,778	17,375,571

10.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company's financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2015 $	August 31, 2014 $
Cash	FVTPL	3,505,739	6,136,271
Investments	Available-for-sale	37,569	39,018
Amounts receivable	Loans and receivables	23,952	4,582
Accounts payable and accrued liabilities	Other liabilities	(290,625)	(931,838)

The Company's financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -	Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company's cash and investments under the fair value hierarchy are measured using Level 1 inputs.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations.  The Company's credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

10.	Financial Instruments and Risk Management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company's financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at February 28, 2015
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	3,505,739	-	-	-	3,505,739
Investments	-	-	37,569	-	37,569
Amounts receivable	23,952	-	-	-	23,952
Accounts payable and accrued liabilities	(290,625)	-	-	-	(290,625)

	Contractual Maturity Analysis at August 31, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	6,136,271	-	-	-	6,136,271
Investments	-	-	39,018	-	39,018
Amounts receivable	4,582	-	-	-	4,582
Accounts payable and accrued liabilities	(931,838)	-	-	-	(931,838)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company's obligations are not considered significant.

(b)	Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors ("SEK").  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At February 28, 2015, 1 Canadian Dollar was equal to 6.68 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent
Cash	1,475,839	220,934
Amounts receivable	18,604	2,785
VAT receivable	201,905	30,225
Accounts payable and accrued liabilities	(686,986)	(102,842)
	1,009,362	151,102

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

10.	Financial Instruments and Risk Management (continued)

Based on the net exposures as of February 28, 2015 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company's net loss to be approximatley $14,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

11.               Supplemental Cash Flow Information

Non-cash activities were conducted by the Company as follows:
	2015 $	2014 $
Operating activity
(Decrease) increase in accounts payable and accrued liabilities	(694,745)	184,562
Financing activities
Issuance of common shares	-	27,000
Share issue costs	-	(134,872)
Share-based payments reserve	-	107,872
	-	-
Investing activity
Change in exploration and evaluation assets	694,745	(184,562)